Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES
Coca-Cola Bottling Co. Consolidated
Earnings to Fixed Charges
(In Thousands, Except Ratios)

	Third Quarter		First Nine Months
	2007	2006	2007	2006
Computation of Earnings
Income before income taxes	$7,995	$8,246	$34,676	$24,865
Add:
Minority interest	110	841	1,960	2,546
Interest expense	12,413	12,087	36,920	35,822
Amortization of debt premium/discount and expenses	639	658	2,051	1,986
Interest portion of rent expense	313	301	989	889

Earnings as adjusted	$21,470	$22,133	$76,596	$66,108

Computation of Fixed Charges:
Interest expense	$12,413	$12,087	$36,920	$35,822
Capitalized interest	29	171	326	316
Amortization of debt premium/discount and expenses	639	658	2,051	1,986
Interest portion of rent expense	313	301	989	889

Fixed charges	$13,394	$13,217	$40,286	$39,013

Ratio of Earnings to Fixed Charges	1.60	1.67	1.90	1.69